LETTERHEAD OF STUBBS, ALDERTON & MARKILES, LLP



October 5, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

         RE:      DIGITALFX INTERNATIONAL, INC.
                  RESPONSES TO STAFF COMMENTS OF SEPTEMBER 19, 2006 WITH RESPECT TO:
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILED ON AUGUST 23, 2006
                  FILE NO. 333-136855

                  FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2005 FILED MARCH 23, 2006

                  FORMS 10-QSB FOR FISCAL QUARTERS ENDED MARCH 31, AND JUNE 30, 2006 FILED MAY 12, AND AUGUST 15, 2006, RESPECTIVELY
                  FILE NO. 0-27551

Ladies and Gentlemen:

         On behalf of DigitalFX International, Inc. (the "COMPANY"), we have enclosed copies of an amended Registration Statement on Form SB-2 (the "AMENDED REGISTRATION STATEMENT") and an amendment to the Current Report on Form 8-K filed by the Company on June 20, 2006 reporting a change in the Company's auditors ("AMENDED 8-K"). The Amended 8-K and Amended Registration Statement were filed with the United States Securities and Exchange Commission on October 3, 2006 and October 5, 2006, respectively.

         In addition to the Amended Registration Statement and Amended 8-K, we have enclosed with the paper submission of this letter additional "marked" copies of the Amended Registration Statement comparing the document to the original filing ("REGISTRATION STATEMENT"), and the Amended 8-K comparing the document to the original filing, and hereby provide supplementally the following responses in reply to the comment letter dated September 19, 2006 (the "COMMENT LETTER") transmitted to the Company by the staff of the United States Securities and Exchange Commission, Division of Corporation Finance (the "STAFF"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.


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Securities and Exchange Commission
October 5, 2006
Page 2


REGISTRATION STATEMENT ON FORM SB-2 FILED AUGUST 23, 2006
FILE NO. 333-136855

COVER PAGE

1. PLEASE REVISE THE DISCLOSURE TO STATE THE NUMBER OF SHARES BEING REGISTERED THAT ARE ISSUABLE UPON THE EXERCISE OF WARRANTS.

         The Company has complied with the Staff's comment.

SUMMARY, PAGE 1

2. THE INTRODUCTORY PARAGRAPH TO YOUR SUMMARY STATES THAT THE SUMMARY DOES NOT CONTAIN ALL THE INFORMATION THAT INVESTORS SHOULD CONSIDER BEFORE INVESTING. THE SUMMARY BY ITS VERY NATURE DOES NOT AND IS NOT REQUIRED TO CONTAIN ALL OF THE DETAILED INFORMATION THAT SHOULD BE CONSIDERED. PLEASE THEREFORE DELETE THIS REFERENCE FROM YOUR PROSPECTUS. SEE-ITEM 503(A) OF REGULATION S-B.

         The Company has complied with the Staff's comment.

3. PLEASE ELIMINATE THE REFERENCES TO "WE," "OUR" AND "US," ETC. FROM THE INTRODUCTORY PARAGRAPH. THESE REFERENCES SHOULD BE CLEAR FROM THE CONTEXT IN WHICH THEY ARE USED.

         The Company has complied with the Staff's comment.

4. PLEASE PROVIDE A BRIEF DESCRIPTION OF THE "UNIQUE MULTI-TIERED MARKETING PROGRAMS" AND WHAT MAKES THEM "UNIQUE." ALSO, BRIEFLY ADDRESS WHY YOU CONSIDER YOUR MARKETING STRATEGY TO BE "DYNAMIC" AND YOUR PRODUCTS "REMARKABLY" EASY TO USE.

         The Company considers its marketing program to be unique because while most Internet-based affiliate programs only offer a retail commission on direct sales, the Company's multi-tiered program creates an incentive for its affiliates to enroll other affiliates to assist them in marketing the Company's products.

         The Company considers its marketing strategy to be dynamic because the Company's commission structure encourages rapid expansion of the number of the Company's marketing affiliates. Existing affiliates have a strong economic incentive to enroll additional affiliates (since existing affiliates are rewarded on the sales efforts of up to eight generations of affiliates enrolled by such existing affiliates), and therefore are very motivated to recruit and train new affiliates.


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Securities and Exchange Commission
October 5, 2006
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         The Company  considers its products  remarkably easy to use because the
Company's primary product (helloworld.com) has been designed to simplify the creation and management of digital media (such as video email messages, photos,
videos  and  music).   The  Company  has  expended  and  continues  to  dedicate
significant resources to making this product easy to use for a very broad array of potential users.

         The  Company  has  included   corresponding  language  in  the  Amended
Registration Statement.

RISK FACTORS, PAGE 7

5. PLEASE REVISE THE INTRODUCTORY PARAGRAPH TO ELIMINATE THE THIRD AND FOURTH SENTENCES INDICATING THAT THE RISKS DESCRIBED ARE NOT THE ONLY ONES YOU FACE AND THAT THERE MAY BE ADDITIONAL RISKS OF WHICH YOU ARE
         CURRENTLY UNAWARE. ITEM 503(C) OF REGULATION S-B REQUIRES THAT YOU DISCLOSE THE MATERIAL RISKS KNOWN TO YOU.

         The Company has complied with the Staff's comment.

6. A NUMBER OF YOUR RISK FACTORS STATE AS A GENERIC CONSEQUENCE THAT THE RISK BEING HIGHLIGHTED "COULD HARM OUR BUSINESS," "COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS" OR COULD "HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS OR FINANCIAL POSITION." PLEASE REVISE THE DISCLOSURE TO THE EXTENT POSSIBLE TO DEFINE WITH GREATER PRECISION THE SPECIFIC CONSEQUENCES THAT ARE LIKELY TO RESULT FROM THE RISKS YOU CITE.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the section captioned Risk Factors in the Amended Registration Statement.

7. A NUMBER OF YOUR RISK FACTORS USE "BOILERPLATE" LANGUAGE. A DISCUSSION OF THE RISKS IN GENERIC TERMS DOES NOT TELL INVESTORS HOW THE RISK MAY AFFECT THEIR INVESTMENT IN YOUR COMPANY. YOU SHOULD REVISE THE DISCLOSURE TO PLACE THESE AND ANY OTHER SUCH RISK FACTORS IN CONTEXT, AND TO QUANTIFY INFORMATION WHERE APPROPRIATE SO INVESTORS CAN UNDERSTAND THE SPECIFIC RISK AS IT APPLIES TO YOUR COMPANY AND ITS OPERATIONS. SEE, FOR EXAMPLE, THE FOLLOWING:

         o        WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR GROWTH. PAGE 5
         o OUR ABILITY TO CONDUCT BUSINESS, PARTICULARLY IN INTERNATIONAL MARKETS, PAGE 6
         o WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, PAGE 7
         o WE MAY BE UNABLE TO ATTRACT AND RETAIN QUALIFIED, EXPERIENCED, HIGHLY SKILLED PERSONNEL, PAGE 8


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Securities and Exchange Commission
October 5, 2006
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         The Company has complied with the Staff's  comment and refers the Staff to the revisions to the section captioned Risk Factors in the Amended Registration Statement.

OUR OPERATING RESULTS MAY FLUCTUATE, PAGE 1

8. REVISE THIS RISK FACTOR TO PROVIDE SPECIFIC QUANTITATIVE AND QUALITATIVE INFORMATION THAT RELATES TO YOUR COMPANY. WHAT ABOUT YOUR COMPANY POSES SPECIAL RISKS OF FLUCTUATING RESULTS THAT IS DIFFERENT FROM THAT RISK WHICH IS GENERALLY APPLICABLE TO ANY COMPANY IN ANY INDUSTRY? THE BULK OF THE TEXT IS GENERIC AND COULD APPLY TO VIRTUALLY ANY COMPANY. FURTHERMORE, MANY OF THE BULLET-POINTS HIGHLIGHT A CIRCUMSTANCE OR UNCERTAINTY THAT APPEARS TO PRESENT A DISTINCT RISK THAT WOULD WARRANT A SEPARATELY CAPTIONED RISK FACTOR. YOU SHOULD NOT BUNDLE SEVERAL RISKS UNDER A SINGLE HEADING. IF YOU BELIEVE THAT YOU POTENTIALLY EXPERIENCE FLUCTUATING RESULTS BECAUSE OF CONDITIONS THAT VARY FROM THOSE ENCOUNTERED BY OTHER BUSINESSES IN GENERAL OR IN YOUR INDUSTRY, ENSURE THAT THE CAPTION BRIEFLY EXPLAINS WHY AND THAT THE TEXT MORE FULLY ADDRESSES THIS.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the risk factor referenced above in the section captioned Risk Factors in the Amended Registration Statement.

WE MAY NEED ADDITIONAL FUNDING TO SUPPORT OUR OPERATIONS, PAGE 4

9. PLEASE REVISE THIS RISK FACTOR TO PROVIDE INFORMATION SPECIFIC TO YOUR COMPANY. AS DRAFTED, THIS RISK FACTOR CONVEYS LITTLE INFORMATION AS TO WHETHER YOU BELIEVE YOU CURRENTLY HAVE SUFFICIENT FUNDS TO FULFILL YOUR SHORT-TERM OBLIGATIONS OVER THE NEXT 12 MONTHS. YOU STATE THAT YOU BELIEVE YOU HAVE SUFFICIENT FUNDS FOR THE "FORESEEABLE FUTURE" BUT THAT YOU MAY, OR MAY NOT, NEED ADDITIONAL FUNDS. PLEASE REVISE TO STATE CLEARLY WHETHER YOU HAVE SUFFICIENT FUNDS TO FINANCE OPERATIONS OVER THE NEXT 12 MONTHS. FURTHER, TO THE EXTENT YOU ARE ABLE TO QUANTIFY YOUR NEEDS RELATIVE TO YOUR EXPANDED RESEARCH AND DEVELOPMENT EFFORTS, FOR EXAMPLE, THIS INFORMATION SHOULD BE QUANTIFIED.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the risk factor referenced above in the section captioned Risk Factors in the Amended Registration Statement.


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Securities and Exchange Commission
October 5, 2006
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10.      REGARDING THE COMPANY'S BUSINESS  STRATEGY,  PLEASE CLARIFY WHETHER THE
         COMPANY HAS ANY CURRENT PLANS, PROPOSALS OR ARRANGEMENTS TO ACQUIRE OTHER BUSINESSES.

         The Company has complied with the Staff's comment. The Company has no current plans, proposals or arrangements to acquire other businesses. The Company refers the Staff to the revisions to the risk factor referenced above in the section captioned Risk Factors in the Amended Registration Statement.

A SIGNIFICANT MAJORITY OF OUR REVENUES HAVE BEEN DERIVED FROM SALES TO OUR MULTI-TIER AFFILIATES., PAGE 5

11. PLEASE REVISE THE SUBHEADING TO QUANTIFY THE "SIGNIFICANT MAJORITY" OF YOUR REVENUES DERIVED FROM SALES TO YOUR MULTI-TIER AFFILIATES. FURTHER, BRIEFLY EXPLAIN THE "MULTI-TIERED" NATURE OF YOUR AFFILIATE BASE.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the risk factor referenced above in the section captioned Risk Factors in the Amended Registration Statement.

OUR ABILITY TO CONDUCT BUSINESS, PARTICULARLY IN INTERNATIONAL MARKETS, PAGE 6

12. PLEASE TELL US WHETHER YOU HAVE BEEN AFFECTED IN THE PAST BY ANY OF THE POTENTIAL POLITICAL, LEGAL OR REGULATORY RISKS IDENTIFIED IN THIS RISK FACTOR. FURTHER, TELL US WHETHER YOU CONSIDER THESE RISKS TO BE MATERIAL WITH RESPECT TO THE COUNTRIES IN WHICH YOU CURRENTLY OPERATE. TO THE EXTENT POSSIBLE, PLEASE PROVIDE INFORMATION SPECIFIC TO YOUR PAST EXPERIENCE OR TO THE COUNTRIES WITH YOU HAVE PARTICULAR CONCERNS.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the risk factor referenced above in the section captioned Risk Factors in the Amended Registration Statement.

13. EACH RISK FACTOR SHOULD DESCRIBE A DISCRETE RISK AND SHOULD NOT ATTEMPT TO BUNDLE TOGETHER SEVERAL RISKS AT ONCE. HERE, YOU REFER GENERALLY TO POLITICAL, LEGAL AND REGULATORY RISKS BOTH IN THE UNITED STATES AND ABROAD. PLEASE REVISE TO PROVIDE A SEPARATE RISK FACTOR DISCUSSING IN MORE SPECIFIC DETAIL THE LEGAL AND REGULATORY RISKS IN THE UNITED STATES TO WHICH YOU REFER.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the risk factor referenced above in the section captioned Risk Factors in the Amended Registration Statement.


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Securities and Exchange Commission
October 5, 2006
Page 6


DIRECT SELLING IS SUBJECT TO GOVERNMENT SCRUTINY AND REGULATION, PAGE 6

14. THE SUBHEADING REFERS TO BOTH THE INCREASED EXPENSE ASSOCIATED WITH GOVERNMENT REGULATION AND THE POTENTIAL IMPACT OF CHANGES IN THE LAW ON YOUR BUSINESS. IT APPEARS FROM THE SUBHEADING THAT YOU ARE BUNDLING TWO DISTINCT RISKS THAT SHOULD BE DISCUSSED IN SEPARATE RISK FACTORS. WE FURTHER NOTE, HOWEVER, THAT THE BODY OF THE RISK FACTORY ACTUALLY
         DISCUSSES THE CONSEQUENCE OF NON-COMPLIANCE AND DOES NOT DIRECTLY ADDRESS THE COST OF COMPLIANCE OR THE WAYS IN WHICH YOU CHANGES IN THE LAWS MIGHT AFFECT YOU. PLEASE REVISE TO AVOID BUNDLING AND TO ENSURE THAT THE SUBHEADING AND DISCUSSION RELATE TO THE SAME DISTINCT RISK.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the risk factor reverenced above in the section captioned Risk Factors in the Amended Registration Statement.

15. THIS RISK FACTOR INCLUDES A REFERENCE TO THE POSSIBILITY THAT YOU MAY BE PROHIBITED FROM USING DIRECT SELLING CHANNELS OR FORCED TO ALTER YOUR COMPENSATION POLICIES FOR YOUR AFFILIATES. IT APPEARS THAT THESE POTENTIAL RISKS RELATE DIRECTLY TO THE PRECEDING RISK FACTOR DESCRIBING THE RISKS ASSOCIATED WITH OPERATING IN INTERNATIONAL MARKETS AND THE
         POTENTIAL RESTRICTION ON YOUR BUSINESS METHOD OF SELLING THROUGH YOUR AFFILIATES. CONSIDER, THEREFORE, ELIMINATING THIS REFERENCE HERE IN ORDER TO AVOID REPETITIVE DISCLOSURE.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the risk factor referenced above in the section captioned Risk Factors in the Amended Registration Statement.

IF WE INCUR SUBSTANTIAL LIABILITY FROM LITIGATION, COMPLAINTS OR ENFORCEMENT ACTIONS RESULTING FROM MISCONDUCT BY OUR AFFILIATES, PAGE 7

16. PLEASE TELL US WHETHER YOU HAVE BEEN THE SUBJECT OF SUCH LITIGATION, COMPLAINTS OR ENFORCEMENT ACTIONS IN THE PAST RELATING TO MISCONDUCT BY AFFILIATES.

         The Company has not been, and is not currently, subject to any material litigation, complaint or enforcement action relating to affiliate misconduct by any federal, state or foreign regulatory authority. The Company refers the Staff to the revisions to the risk factor referenced above in the section captioned Risk Factors in the Amended Registration Statement.


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Securities and Exchange Commission
October 5, 2006
Page 7


OUR SENIOR MANAGEMENT'S LIMITED RECENT EXPERIENCE MANAGING A PUBLICLY TRADED COMPANY, PAGE 8

17. PLEASE EXPAND THE DISCLOSURE TO SPECIFICALLY DESCRIBE WHAT "LIMITED" AND "RECENT" EXPERIENCE YOUR SENIOR MANAGEMENT, HAS, IN MANAGING A PUBLICLY TRADED COMPANY. IN ADDITION, AS NOTED ABOVE, PLEASE AVOID THE GENERAL CONCLUSION THAT THIS RISK MAY "HARM YOUR BUSINESS" AND PROVIDE SPECIFIC DISCLOSURE REGARDING THE POSSIBLE IMPACT YOUR MANAGEMENT TEAM'S LACK OF EXPERIENCE COULD HAVE ON THE COMPANY. PLEASE ALSO DESCRIBE IN MORE SPECIFIC DETAIL THE "RECENTLY ADOPTED DISCLOSURE REQUIREMENTS" TO WHICH YOU REFER. TO THE EXTENT YOU ARE SPECIFICALLY REFERRING TO THE SARBANES-OXLEY ACT OR TO A SPECIFIC SECTION OF THE ACT SUCH AS SECTION 404, PLEASE REVISE THE DISCLOSURE TO IDENTIFY THE SPECIFIC REQUIREMENTS WITH WHICH YOU ARE CONCERNED.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the risk factor referenced above in the section captioned Risk Factors in the Amended Registration Statement.

THERE IS A LIMITED TRADING MARKET FOR OUR COMMON STOCK.  PAGE 9

18. PLEASE CLARIFY YOUR STATEMENTS THAT "THERE IS A LIMITED TRADING MARKET" FOR YOUR COMMON STOCK," "THERE IS NO ESTABLISHED PUBLIC TRADING MARKET" FOR YOUR COMMON STOCK AND, IN THE RISK FACTOR IMMEDIATELY FOLLOWING, "IF AN WHEN A TRADING MARKET FOR [Y]OUR COMMON STOCK DEVELOPS," THE MARKET PRICE MAY FLUCTUATE. FURTHER, DISCLOSE HERE OR IN AN APPROPRIATE LOCATION THAT, AS A SUCCESSOR COMPANY TO QORUS, YOU SUCCEEDED TO ITS REPORTING OBLIGATIONS BEGINNING AUGUST 2006.

         The Company has complied with the Staff's comment regarding clarification of the Company's statements regarding a limited trading market for its shares of common stock and refers the Staff to the revisions to the risk factor referenced above in the section captioned Risk Factors in the Amended Registration Statement.

         In addition, the Company respectfully notes that upon its acquisition of VMdirect, L.L.C. ("VMDIRECT"), VMdirect's Manager and Chief Financial Officer became the Company's Chief Executive Officer and Chief Financial Officer, respectively, and consequently became responsible for complying with the Company's reporting obligations beginning June 15, 2006, the closing date of the acquisition. After the acquisition of VMdirect, the Company changed its name from Qorus.com, Inc. to DigitalFX International, Inc. DigitalFX International, Inc. is therefore the same company as, and is not a successor to, Qorus.com, Inc. The Company has previously disclosed in the Registration Statement that its former name was Qorus.com, Inc.

THE TRADING OF OUR COMMON STOCK ON THE OTC BULLETIN BOARD AND THE POTENTIAL DESIGNATION OF OUR COMMON STOCK AS A "PENNY STOCK," PAGE 10


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Securities and Exchange Commission
October 5, 2006
Page 8


19. CONSISTENT WITH YOUR STATEMENT AT THE END OF THIS RISK FACTOR, PLEASE REVISE THE SUBHEADING TO STATE THAT YOURS IS A PENNY STOCK AND REVISE THE LANGUAGE OF THE RISK FACTOR TO REPLACE THE CONDITIONAL LANGUAGE REGARDING HOW YOU "MAY BE SUBJECT" TO THE PENNY STOCK RULES WITH CLEAR STATEMENTS INDICATING THAT YOU ARE SUBJECT TO THE PENNY STOCK RULES. TO THE EXTENT YOU BELIEVE THAT YOURS IS NOT A PENNY STOCK, PLEASE PROVIDE US WITH YOUR ANALYSIS AS TO THE BASIS FOR YOUR BELIEF.

         The Company notes the Staff's comment above. The Company has determined that its common stock does not constitute a "penny stock" as defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934, as amended, since the Company's common stock has a price of five dollars or more (as quoted on the OTC Bulletin Board) and has deleted this risk factor.

OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS CAN EXERT SIGNIFICANT INFLUENCE OVER US, PAGE 11

20. PLEASE REVISE THE SUBHEADING TO STATE SPECIFICALLY THAT THIS GROUP CONTROLS APPROXIMATELY 85% OF YOUR OUTSTANDING COMMON STOCK. AS INDICATED ABOVE, THE RISK FACTOR SUBHEADINGS SHOULD BE TAILORED TO THE SPECIFIC FACTS AND CIRCUMSTANCES RELATED TO YOUR COMPANY AND QUANTIFIED WHERE APPROPRIATE.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the risk factor referenced above in the section captioned Risk Factors in the Amended Registration Statement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

21. PLEASE EXPLAIN HOW YOUR MULTI-TIERED OF AFFILIATE PROGRAM WORKS SINCE IT IS YOUR PRIMARY BUSINESS STRATEGY AND PRINCIPAL SOURCE OF RECENT GROWTH. OUTLINE THE COMMISSION STRUCTURE. WE NOTE THE DISCUSSION OF YOUR MARKETING STRATEGY IN BUSINESS.

         The Company's affiliate program drives the growth of its business. Rather than using traditional advertising and marketing methods, the Company chose to create a multi-tiered affiliate program to develop new customers. Affiliates earn retail commissions on a monthly residual basis by acquiring new customers for the Company. Affiliates earn additional commissions from the sales activities of affiliates who they personally enroll. These rewards are extended for up to eight generations of affiliates, meaning that an affiliate earns a commission on the sales of the affiliates they have personally enrolled as well as on the sales of second-, third-, and fourth-generation affiliates, potentially eight levels deep. The Company's affiliate compensation plan is structured on a 3x8 matrix, meaning affiliates can each enroll three affiliates underneath


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Securities and Exchange Commission
October 5, 2006
Page 9


themselves, before they begin to build their next organizational level. The layers of three continue down a total of eight levels.

         The Company refers the Staff to the revisions to the Overview subsection of the section captioned Management's Discussion and Analysis of Financial Condition and Results of Operations in the Amended Registration Statement.

RESULTS OF OPERATIONS, PAGE 15

22. WE NOTE YOUR DISCLOSURE THAT REVENUES INCREASED 573% DURING THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005 AND THAT YOU ATTRIBUTE THIS CHANGE TO A "SIGNIFICANT INCREASE IN YOUR CUSTOMER BASE WHO ARE GENERATING, ON AVERAGE, MORE REVENUE PER CUSTOMER." PLEASE EXPLAIN WHY YOU CUSTOMERS ARE NOW GENERATING MORE REVENUE ON A PER CUSTOMER BASIS.

         The Company has four business packages available to affiliates for purchase ranging in price from approximately $70 to $1,996. In the six months ended June 30, 2005, 44% of new customers purchased packages at the lowest level. For the six months ended June 30, 2006, only 26% of new customers purchased packages at the lowest level, resulting in an increase in the average revenue per package per new customer.

         The Company refers the Staff to the revisions to the Results of Operations subsection of the section captioned Management's Discussion and Analysis of Financial Condition and Results of Operations in the Amended Registration Statement.

23. FURTHER, YOU STATE THAT THE INCREASE IS IN PART DUE TO YOUR PENETRATION INTO INTERNATIONAL MARKETS, SPECIFICALLY THE UK, AUSTRALIA AND NEW ZEALAND. PLEASE EXPAND THE DISCLOSURE TO DISCUSS THE NATURE OF YOUR EFFORTS TO EXPAND YOUR INTERNATIONAL MARKETING EFFORTS. DISCUSS THE IMPACT OF YOUR EXPANDED INTERNATIONAL MARKETING EFFORTS ON OTHER ASPECTS OF YOUR BUSINESS, FOR EXAMPLE HIRING, SALES AND MARKETING, ETC. EXPLAIN HOW THE 13% INCREASE IN REVENUE FROM INTERNATIONAL MARKETS, AS DISCLOSED IN NOTE 2 TO THE FINANCIAL STATEMENTS, GENERATED AN INCREASE OF 573% IN REVENUES.

         The Company began transacting business in the United Kingdom in June 2005, and consequently had one month of operations in the United Kingdom for the six months ended June 30, 2005. The Company began transacting business in Australia and New Zealand in January 2006, and consequently had six months of operations in each of the United Kingdom, Australia and New Zealand for the six months ended June 30, 2006. While these international markets accounted for 13% of the revenue increase, the United States and Canadian markets collectively grew 498% in the same six-month period.


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Securities and Exchange Commission
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         The  Company  refers  the  Staff to the  revisions  to the  Results  of
Operations subsection of the section captioned Management's Discussion and Analysis of Financial Condition and Results of Operations in the Amended Registration Statement.

24. SIMILARLY, REGARDING THE 729% INCREASE IN COMMISSIONS AND BONUSES PAID TO AFFILIATES, EXPLAIN THE DRIVING FORCES IN THE INDUSTRY OR IN YOUR OWN BUSINESS STRATEGY THAT ARE FUELING THESE SIGNIFICANT JUMPS IN THE RESULTS OF OPERATIONS. WHY IS VOLUME INCREASING AT SUCH AN EXPONENTIAL RATE?

         The Company's commission and bonus expenses vary directly with its sales. Therefore, the Company expects commission and bonus expenses to increase at rates similar to its sales growth. Additionally, the commission percent earned by the Company's affiliates increased as affiliates advanced in rank during the year.

         Sales volume in the United States and Canada collectively grew 498% in the six months ended June 30, 2006 due primarily to over 7,500 new affiliates joining during this period, as compared to 867 new affiliates joining in the six months ended June 30, 2005.

         The Company refers the Staff to the revisions to the Results of Operations subsection of the section captioned Management's Discussion and Analysis of Financial Condition and Results of Operations in the Amended Registration Statement.

25. PLEASE CLARIFY WHETHER YOU HAVE EXPERIENCED ANY MATERIAL CHANGES IN PRICING OF PRODUCTS. WE NOTE THAT YOU ATTRIBUTE MUCH OF THE INCREASES EXPERIENCE FROM ONE PERIOD TO THE NEXT TO AN INCREASE IN SALES VOLUME.

         The Company has not experienced any material changes in the price of its products. Sales volume has increased for the reasons noted in the Company's response to Comment 24 above.

BUSINESS, PAGE 19

26. ALTHOUGH YOUR RISK FACTORS HIGHLIGHT AS MATERIAL RISKS TO YOUR COMPANY U.S. AND FOREIGN GOVERNMENT REGULATIONS AND LEGISLATION, YOU HAVE NOT INCLUDED A DISCUSSION OF GOVERNMENT REGULATIONS IN THE BUSINESS SECTION. IT APPEARS THAT A DISCUSSION OF THE EFFECTS OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON YOUR BUSINESS IS WARRANTED. SEE
         ITEM 101(B)(9) OF REGULATION S-B.

         The Company has complied with the Staff's comment.


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Securities and Exchange Commission
October 5, 2006
Page 11


CORPORATE HISTORY, PAGE 19

27.      PLEASE  SUPPLEMENTALLY   EXPLAIN  IN  CONCISE  TERMS,  AND  EXPAND  THE
         DISCLOSURE AS APPROPRIATE TO ADDRESS, THE FOLLOWING MATTERS:

         o EXPLAIN THE RELATIONSHIP BETWEEN THURSTON INTERESTS, LLC AND QORUS AND TELL US WHETHER THERE IS ANY ONGOING RELATIONSHIP BETWEEN THURSTON AND DIGITALFX;

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the Corporate History subsection of the section captioned Business in the Amended Registration Statement.

         o EXPLAIN THE RELATIONSHIP, IF ANY, BETWEEN THURSTON INTERESTS, LLC AND KEATING REVERSE MERGER FUND LLC;

         To the Company's knowledge, there is no relationship between Thurston Interests, LLC and Keating Reverse Merger Fund, LLC.

         o        TELL US WHY  THE  FIVE  PRIOR  PROPOSED  REVERSE  ACQUISITIONS
                  FAILED AND WHETHER KEATING REVERSE MERGER FUND LLC WAS INVOLVED IN ANY OF THOSE TRANSACTIONS;

         The Company disclosed in the Registration Statement that:

                  o It terminated the letter of intent to acquire Taxus (Cayman) Inc. due to Taxus' failure to deliver U.S. GAAP financial statements and the appropriate Chinese regulatory approvals within 60 days of the date of the letter of intent;

                  o The Company and Private Brands, Inc. mutually agreed to terminate the letter of intent;

                  o It terminated the Exchange Agreement with Elwin Group Limited due to the failure of the transactions contemplated thereunder to have been consummated by September 15, 2005; and

                  o It terminated the Agreement and Plan of Merger with EcoTechnology, Inc. due to the failure of the transactions contemplated thereunder to have been consummated by January 31, 2006;

         The Company has supplemented the disclosure regarding its termination of the Exchange Agreement with Shiming (Cayman) Co., Ltd. to note that the termination was due to Shiming's failure to provide audited financial statements prepared in accordance with U.S. GAAP. The

Securities and Exchange Commission
October 5, 2006
Page 12


Company refers the Staff to the revisions to the Corporate History subsection of the section captioned Business in the Amended Registration Statement.

         To the Company's knowledge, Keating Reverse Merger Fund, LLC was involved in these transactions only to the extent that its approval was required as one of the Company's shareholders.

         o        DISCUSS KEVIN KEATING'S INVOLVEMENT IN THE FIVE PRIOR PROPOSED
                  REVERSE   ACQUISITIONS  AND  ANY  ROLE  HE  MAY  HAVE  HAD  IN
                  INTRODUCING OR STRUCTURING THE VARIOUS REVERSE ACQUISITIONS;

         Kevin R. Keating was the Company's sole officer and director during the five prior proposed reverse acquisitions and in such capacities, managed the Company as a public shell. In such capacity, Mr. Keating paid certain expenses on the Company's behalf, oversaw the preparation of the Company's securities filings and its annual audits, and oversaw the process of the reverse acquisitions. At Mr. Keating's direction, Garisch Financial, Inc., a consulting firm, oversaw the diligence process, structuring and negotiation of the proposed reverse acquisitions. Mr. Keating did not introduce any of the five prior proposed reverse acquisition candidates listed above to the Company.

         Keating Securities, LLC, a company controlled by Timothy Keating, Kevin
R. Keating's son, introduced the reverse merger candidates listed above to the Company. Kevin R. Keating is not affiliated with and has no equity interest in Keating Securities, LLC.

         o DISCLOSE AND DISCUSS THE TOTAL PURCHASE PRICE IN CONNECTION WITH THE DIGITALFX-QORUS TRANSACTION, THE TRANSACTION FEE PAID TO KEATING SECURITIES AND IDENTIFY ALL OF THE VMDIRECT MEMBERS.

         The Company disclosed in the Registration Statement that, in the exchange transaction with VMdirect, L.L.C., it issued an aggregate of 1,014,589 shares of its Series A Preferred Stock, which shares automatically converted into 21,150,959 shares of its common stock, to the members of VMdirect, L.L.C. The Company did not issue cash to the members of VMdirect, L.L.C. in the exchange transaction. The Company also assumed warrants currently exercisable to purchase 1,552,495 shares of its common stock, and options currently exercisable to purchase 962,499 shares of its common stock.

         The Company paid Keating Securities, LLC a fee of $500,000 pursuant to a Financial Advisory Agreement entered into on June 15, 2006.

         The Company refers the Staff to the revisions to the Corporate History subsection of the section captioned Business in the Amended Registration Statement.

Securities and Exchange Commission
October 5, 2006
Page 13


SALES AND MARKETING STRATEGY, PAGE 22

28. PLEASE DISCLOSE HOW MANY ASSOCIATES YOU HAVE AND FURTHER EXPLAIN HOW VIRAL MARKETING WORKS.

         As of September 30, 2006, the Company had 12,853 active affiliates.

         Viral marketing refers to the dynamic word-of-mouth endorsements that occur when consumers are pleased with a particular product or service. Early adopting consumers who are pleased with the product often communicate their positive experiences to friends and colleagues. Word can quickly spread to a new group of users, who in turn promote the product's benefits to others, who then do the same with the people they know. This type of word-of-mouth advertising has come to be described as "viral" marketing because it can rapidly spread from one person to another.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the Business and Marketing Strategy subsection of the section captioned Business in the Amended Registration Statement.

COMPETITION, PAGE 23

29. PLEASE DISCUSS THE BASIS FOR YOUR STATEMENT THAT YOU BELIEVE YOUR PRODUCTS TO BE "COMPARABLE IN MANY CASES SUPERIOR" TO THOSE OFFERED BY YOUR COMPETITORS. BE SPECIFIC WITH REGARD TO WHICH COMPETITIVE FACTORS YOU BELIEVE YOUR PRODUCTS OUTPERFORM THOSE OF YOUR COMPETITORS. FURTHER, TO THE EXTENT POSSIBLE, DISCUSS ANY POSITIVE OR NEGATIVE FACTORS KNOWN TO YOU PERTAINING TO YOUR COMPETITIVE POSITION WITH REGARD TO THE PRINCIPAL METHODS OF COMPETITION YOU HAVE IDENTIFIED, SUCH AS PRODUCT RANGE, PERFORMANCE, QUALITY, RELIABILITY, EXPERTISE; PRICE, ETC.

         The Company believes that its products are comparable and in many cases superior to those offered by its competitors because in addition to having superior picture quality, the Company's primary product (helloWorld.com) is the only product that allows a user to upload any format of video and transcode it into a range of commonly used video formats to ensure that the video can be properly viewed.

         The Company refers the Staff to the revisions to the Competition subsection of the section captioned Business in the Amended Registration Statement

Securities and Exchange Commission
October 5, 2006
Page 14


30. YOU IDENTIFY YAHOO! AS A COMPETITOR. PLEASE DISCUSS IN GREATER DETAIL IN WHAT WAYS YOU COMPETE WITH THIS COMPANY WHOSE REVENUES, MARKET SHARE AND SALES AND MARKETING CAPABILITIES, AMONG OTHER THINGS, IT WOULD APPEAR, FAR OUTPACE YOUR OWN. TO THE EXTENT POSSIBLE, YOUR DISCUSSION SHOULD FOCUS ON THE COMPANIES WITH WHOM YOU CONSIDER YOURSELF TO BE IN DIRECT COMPETITION.

         The Company notes the Staff's observations in the comment above. The Company hereby informs the Staff that the Company no longer lists Yahoo! as one of the Company's competitors.

TRADEMARKS, DOMAIN NAMES AND OTHER INTELLECTUAL PROPERTY, PAGE 23

31. WE NOTE YOUR STATEMENT THAT YOU HOLD EXCLUSIVE AND NON-EXCLUSIVE LICENSES TO SEVERAL PROPRIETARY SOFTWARE APPLICATIONS RELATING TO YOUR PRODUCTS. WE NOTE THAT YOU HAVE FILED THE RAZORSTREAM LICENSE AGREEMENT. TO THE EXTENT ANY OF THESE LICENSES REPRESENT NON-ORDINARY COURSE MATERIAL CONTRACTS OR CONTRACTS ON WHICH YOU ARE SUBSTANTIALLY DEPENDENT, THEY SHOULD BE FILED AS EXHIBITS TO THE REGISTRATION STATEMENT PURSUANT TO ITEM 601(B)(10) OF REGULATION S-B. PLEASE ADVISE.

         The Company hereby informs the Staff that no other licenses to which the Company is a party represent non-ordinary course material contracts or contracts on which the Company is substantially dependent.

PRODUCT DEVELOPMENT, PAGE 24

32. PLEASE EXPAND THE DISCUSSION REGARDING YOUR USE OF THIRD-PARTY SERVICES TO CONDUCT PRODUCT DEVELOPMENT TO DESCRIBE THE EXTENT TO WHICH YOU RELY ON SUCH SERVICES. TO THE EXTENT YOU ARE RELIANT OR INDEPENDENT CONTRACTORS AND/OR OUTSOURCING, PLEASE PROVIDE A MEANINGFUL DISCUSSION CONCERNING THESE ACTIVITIES. FOR EXAMPLE, WHAT ARE THE COSTS ASSOCIATED WITH OUTSOURCING RESEARCH AND DEVELOPMENT ACTIVITIES? TO WHAT DEGREE ARE YOU DEPENDENT ON INDEPENDENT CONTRACTORS? CONSISTENT WITH OUR COMMENT ABOVE, TELL US WHAT CONSIDERATION WAS GIVEN TO FILING ANY SUCH AGREEMENTS AS EXHIBITS TO THE REGISTRATION STATEMENT.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the Product Development subsection of the section captioned Business in the Amended Registration Statement.

Securities and Exchange Commission
October 5, 2006
Page 15


33. PLEASE DISCLOSE THE AMOUNTS SPENT ON RESEARCH AND DEVELOPMENT FOR THE PAST TWO FISCAL YEARS. TO THE EXTENT THERE HAVE BEEN MATERIAL CHANGES IN EXPENDITURES, THE REASONS FOR THE CHANGES SHOULD BE DISCUSSED. IN ADDITION, PLEASE DISCLOSE TO THE EXTENT KNOWN THE EXTENT TO WHICH RESEARCH AND DEVELOPMENT COSTS ARE DIRECTLY PASSED ON TO CUSTOMERS. SEE
         ITEM 101(B)(10) OF REGULATION S-B.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the Product Development subsection of the section captioned Business in the Amended Registration Statement.

DESCRIPTION OF PROPERTY, PAGE 24

34. PLEASE EXPAND THIS SECTION TO FURTHER DISCUSS THE LIMITATIONS OF YOUR LEASING ARRANGEMENT, E.G., DISCLOSE THE TERM OF THE LEASE.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the Description of Property subsection of the section captioned Business in the Amended Registration Statement.

LEGAL PROCEEDINGS, PAGE 24

35. PLEASE PROVIDE A DESCRIPTION OF THE FACTS UNDERLYING THE PROCEEDINGS AND THE RELIEF SOUGHT. TO THE EXTENT THE RELIEF SOUGHT EXCEEDS 10% OF YOUR CURRENT ASSETS, DISCLOSURE OF THE PROCEEDING IS REQUIRED DISCLOSURE IN THE REGISTRATION STATEMENT.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the Legal Proceedings subsection of the section captioned Business in the Amended Registration Statement.

MANAGEMENT, PAGE 34

36. PLEASE EXPAND THE BIOGRAPHICAL INFORMATION OF MR. ELLINS TO IDENTIFY SPECIFICALLY IN WHAT WAYS HE WAS "SOUGHT OUT" FOR STRATEGIC PLANNING SUCCESSFUL BY EACH OF THE COMPANIES YOU NAME AND TO CLARIFY YOUR REFERENCE TO "THESE VENTURES." WHAT WERE THE ACTIVITIES IN WHICH MR. ELLINS WAS INVOLVED, WHEN DID THESE ACTIVITIES OCCUR IN EACH INSTANCE, AND WHAT ROLE DID MR. ELLINS PLAY IN THESE STRATEGIC PLANNING ACTIVITIES? DID MR. ELLINS HAVE CONSULTING CONTRACTS WITH EACH OF THE NAMED ENTITIES?

         The Company has revised Mr. Ellins' biography and refers the Staff to such revisions in the section captioned Management in the Amended Registration Statement.

Securities and Exchange Commission
October 5, 2006
Page 16


37. PROVIDE US WITH SUPPORT ON A SUPPLEMENTAL BASIS FOR EACH OF THE CLAIMS THAT MR. ELLINS CONDUCTED THE FIRST CABLE BROADCAST DISTRIBUTOR MEETINGS, WAS FIRST TO FOUND A 24-HOUR LIVE TELEVISION-SHOPPING CHANNEL AND ESTABLISHED "ONE OF THE FIRST" WIDE AREA NETWORKS WITH CONNECTIONS TO MULTIPLE DEPARTMENT OF MOTOR VEHICLE DATABASES.

         The Company notes the Staff's observations in the comment above. While the Company has revised Mr. Ellins' biography as noted in the Company's response to Comment 36 above, the Company has included for the Staff's benefit support materials with respect to certain of the statements made in Mr. Ellins' biography in the Registration Statement. These materials are included with the paper submission of this letter.

38. PROVIDE SUPPORT FOR YOUR STATEMENT THAT MS. BLACK WAS A LOBBYIST FOR ONE OF THE TOP 20 LOBBYING FIRMS IN CALIFORNIA.

        The Company notes the Staff's comment and has revised the disclosure to remove the reference. While the lobbying firm for which Ms. Black worked was indeed considered one of the top lobbying firms in California from reputation perspective, it is difficult to provide empirical evidence for the statement.

39. WE NOTE THAT BOTH MR. ELLINS AND MS. BLACK ARE FOUNDERS OF HELLONETWORK, INC., WHICH APPEARS TO A NEVADA CORPORATION WITH THE SAME BUSINESS PURPOSE AS HELLOWORLD.COM. TELL US WHETHER, TO YOUR KNOWLEDGE, HELLONETWORK IS CURRENTLY AN OPERATING COMPANY AND WHETHER EITHER MR. ELLINS OR MS. BLACK HAS ANY TIES TO THE COMPANY AT THIS TIME. IF SO, PLEASE DESCRIBE ANY SUCH TIES.

         To the Company's knowledge, helloNetwork, Inc. is not currently an operating company and neither of Mr. Ellins or Ms. Black has any ties to helloNetwork, Inc. at this time.

40. PROVIDE SUPPORT FOR THE CLAIM THAT SERGEANT MAJOR ASSOCIATES, INC., IS "ONE OF THE TOP 25 GOVERNMENTAL CONSULTING FIRMS IN CALIFORNIA."

         The Company notes the Staff's comment and has revised the disclosure to remove the reference. While Sergeant Major Associates is indeed considered a top governmental consulting firm in California from a reputation perspective, it is difficult to provide empirical support for the statement.

41. PLEASE STATE THE TIME PERIOD(S) DURING WHICH MR. HALEVA SERVED AS FORMER PRESIDENT, SECRETARY AND TREASURER.

         Jerry Haleva has never served as the President, Secretary and Treasurer of the Company.

         The Company has supplemented Kevin R. Keating's biography to disclose the period during which Mr. Keating served as the President, Secretary and Treasurer of the Company, and refers the staff to the revisions to the section captioned Management in the Amended Registration Statement.

Securities and Exchange Commission
October 5, 2006
Page 17


42. FOR EACH OF THE COMPANIES, FOR WHICH MR. KEATING SERVED OR SERVES AS MANAGER OR BOARD MEMBER, PLEASE DISCLOSE WHETHER THE ENTITY IS A PUBLIC SHELL OR A PRODUCT OF A REVERSE ACQUISITION. IN THIS REGARD, DISCUSS THE EXTENT TO WHICH MR. KEATING SPECIALIZES IN REVERSE ACQUISITIONS.

         The Company has supplemented Mr. Keating's biography in the section captioned Management to disclose all of the public companies on whose boards of directors Mr. Keating serves as a director.

         Mr. Keating is currently an officer and director of Applied Spectrum Technologies, Inc. Mr. Keating became an officer and director of Applied Spectrum Technologies, Inc. in December, 2005. Applied Spectrum is currently quoted on the OTC Bulletin Board under the symbol APSP. Applied Spectrum is currently a reporting company with nominal assets and limited operations.

         Mr. Keating is currently a director of People's Liberation, Inc. People's Liberation was formerly Century Pacific Financial Inc. until it completed a merger with two private companies in November, 2005. Mr. Keating has been a director and shareholder of People's Liberation and Century Pacific since February, 2005. Mr. Keating was also an officer of Century Pacific from February, 2005 until November, 2005. People's Liberation is currently quoted on the OTC Bulletin Board under the symbol PPLB.

         Mr. Keating is currently a director of Blue Holdings, Inc. Blue Holdings was formerly Marine Jet Technology Corp. until it completed an exchange transaction with Antik Denim, LLC in April, 2005. Mr. Keating has been a director and shareholder of Blue Holdings and Marine Jet Technology Corp., since February 2005. Mr. Keating was also an officer of Marine Jet Technology Corp. from February 2005 until April 2005. Blue Holdings, Inc. is currently quoted on the Nasdaq Capital Market under the symbol BLUE.

         Mr. Keating is currently a director of 99 Cent Stuff, Inc. 99 Cent Stuff completed a merger with iVideoNow, Inc. in September, 2003. Mr. Keating has been a director and shareholder of 99 Cent Stuff and its predecessor, iVideoNow, since December, 2001. Mr. Keating was also an officer of iVideoNow from December 2001 until September, 2003. 99 Cent Stuff is currently quoted on the OTC Bulletin Board under the symbol NNCT.

         Mr. Keating is currently a director of Catalyst Lighting Group, Inc. Catalyst completed a merger with Wentworth III, Inc. in August 2003. Mr. Keating has been a director and shareholder of Catalyst and its predecessor, Wentworth III, Inc., since August 2001. Catalyst is currently quoted on the OTC Pink Sheets under the symbol CYSL.

         Mr. Keating is currently the President, Secretary and director of Wentworth II, Inc., a publicly reporting, non-trading blank check company.

Securities and Exchange Commission
October 5, 2006
Page 18


         Mr. Keating is currently the President, Secretary and director of Wentworth IV, Inc., a publicly reporting, non-trading blank check company.

         Mr. Keating is currently the President, Secretary and director of Wentworth V, Inc., a publicly reporting, non-trading blank check company.

         While Mr. Keating's recent experience has allowed him to be involved in several public shell company reverse acquisitions, but Mr. Keating does not hold himself out as a specialist in such transactions.

SUMMARY COMPENSATION TABLE, PAGE 28

43. IF NO COMPENSATION WAS PAID TO YOUR CHIEF EXECUTIVE OFFICER IN THE LAST THREE FISCAL YEARS, INCLUDE DISCLOSURE STATING THAT THE COMPANY DID NOT PAY ANY COMPENSATION IN THE YEARS FOR WHICH NO AMOUNTS ARE SHOWN. SEE
         ITEM 402(B)(1) OF REGULATION S-B.

         The Company has complied with the Staff's comment.

44. PLEASE REVISE THE TABLE TO REFLECT THAT MS. WALKER RECEIVED 376,419 OPTIONS IN FISCAL 2005.

         The Company has complied with the Staff's comment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 37

45. REVISE THE DISCLOSURE REGARDING THE FINANCIAL ADVISORY AGREEMENT TO STATE THE RELATIONSHIP BETWEEN THE PARTIES, I.E., KEVIN R. KEATING, A DIRECTOR OF THE COMPANY, IS THE FATHER OF TIMOTHY KEATING WHO IS THE PRESIDENT AND PRINCIPAL MEMBER OF KEATING INVESTMENTS, LLC, WHICH IS THE MANAGING MEMBER AND 90% OWNER OF KEATING SECURITIES, LLC.

         The Company has complied with the Staff's comment.

46. PLEASE STATE THE RELATIONSHIP OF GARISCH FINANCIAL, INC. TO DIGITALFX.

         The Company does not currently have a relationship with Garisch Financial, Inc. The Company engaged Garisch Financial, Inc. in July 2004 to perform consulting services to the Company while it was a public shell and to assist in due diligence, structuring and negotiating acquisition transactions to which the Company was a party. The Company hereby informs the Staff that the Company did not enter into a written consulting services agreement with Garisch Financial, Inc.

Securities and Exchange Commission
October 5, 2006
Page 19


         The Company has supplemented the disclosure regarding Garisch Financial, Inc., and has moved such disclosure to the DigitalFX subsection of the section captioned Related Party Transactions, as Garisch Financial, Inc. is no longer listed as a selling shareholder.

47. DESCRIBE THE TERMS OF ANY ARRANGEMENT FOR CONSULTING SERVICES AND STATE THE AMOUNT PAID IN CONNECTION WITH SERVICES RENDERED BY WOODMAN MANAGEMENT CORPORATION IN THE LAST TWO YEARS.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the Woodman Management Corporation subsection of the section captioned Related Party Transactions in the Amended Registration Statement. The Company hereby informs the Staff that the Company did not enter into a written consulting services agreement with Woodman Management Corporation.

48. PLEASE ENSURE THAT YOU FILE COPIES OF ALL OF THE CONTRACT AGREEMENTS TO WHICH DIRECTORS, OFFICERS, PROMOTERS OR NAMED SECURITYHOLDERS ARE PARTIES THAT ARE LISTED IN THIS SECTION, INCLUDING BUT NOT LIMITED TO THE CONSULTING SERVICES AGREEMENTS WITH GARISCH FINANCIAL, INC. AND WOODMAN MANAGEMENT CORPORATION.

         The Company has complied with the Staff's comment. The Company hereby informs the Staff that the Company did not enter into written consulting services agreements with Garisch Financial, Inc. or Woodman Management Corporation.

PRINCIPAL AND SELLING SHAREHOLDERS, PAGE 33

49. PLEASE INCLUDE THE SELLING SHAREHOLDER INFORMATION REQUIRED BY ITEM 507 OF REGULATION S-B. PROVIDE A DETAILED INTRODUCTORY DESCRIPTION OF THE TRANSACTIONS BY WHICH EACH OF THE SELLING SECURITY HOLDERS IN THE TABLE ACQUIRED THEIR SHARES. INCLUDE A MATERIALLY. COMPLETE DESCRIPTION OF ANY MATERIAL RELATIONSHIP THE SELLING SECURITY HOLDERS HAVE OR HAD WITH DIGITALFX, OR ITS PREDECESSORS OR AFFILIATES WITHIN THE PAST THREE YEARS. IF THERE IS NOT AND NEVER HAS BEEN A MATERIAL RELATIONSHIP WITH THE SELLING STOCKHOLDER, PLEASE CONFIRM. NOTE THAT THE OFFERING AND THE SECURITIES HELD BY THE INVESTORS AS A RESULT OF THE OFFERING SHOULD BE DESCRIBED IN THE FORM SB-2 AS PART OF THE "MATERIAL RELATIONSHIPS" CONTEMPLATED BY THE FORM REQUIREMENT.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the section captioned Principal and Selling Shareholders in the Amended Registration Statement.

Securities and Exchange Commission
October 5, 2006
Page 20


50. WE NOTE THAT KEATING REVERSE MERGER FUND IS AN AFFILIATE OF KEATING SECURITIES, A REGISTERED BROKER-DEALER. PLEASE TELL US WHETHER ANY OF THE OTHER SELLING SHAREHOLDERS IS AN AFFILIATE OF A REGISTERED BROKER-DEALER. FOR EACH BROKER-DEALER AFFILIATE, TELL US AND DISCLOSE WHETHER THE SELLER PURCHASED THE SHARES IN THE ORDINARY COURSE OF BUSINESS AND AT THE TIME OF THE PURCHASE OF THE SECURITIES TO BE RESOLD, THE SELLER HAD ANY AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THE SECURITIES.

         Kevin R. Keating is an affiliate of a broker-dealer. Kevin R. Keating purchased or otherwise acquired his shares in the ordinary course of business and, at the time of such purchase/acquisition, had no agreements or understandings, directly or indirectly, with any person, to distribute the securities to be resold.

PLAN OF DISTRIBUTION, PAGE 43

51. WE NOTE YOUR DISCUSSION REGARDING SHORT SALES. PLEASE SUPPLEMENTALLY CONFIRM THAT YOU ARE AWARE OF TELEPHONE INTERP. A. 65 (JULY 1997) ON THIS ISSUE, WHICH IS PUBLICLY AVAILABLE ON OUR WEBSITE AT WWW.SEC.GOV/INTERPS/TELEPHONE.SHTML.

         The Company hereby confirms that it is aware of Telephone Interp. A. 65 (July 1997).

PART II

INDEMNIFICATION OF DIRECTORS AND OFFICERS

52. PLEASE DELETE THE STATEMENT THAT THE SUMMARY OF THE GOVERNING INDEMNIFICATION PROVISIONS IS "QUALIFIED IN ITS ENTIRETY" BY REFERENCE TO THE DOCUMENTS YOU CITE. THE INFORMATION YOU PROVIDE IN THE PROSPECTUS MUST BE MATERIALLY COMPLETE AND THE WORDS "IN ITS ENTIRETY" SUGGEST THAT THE PROSPECTUS MAY NOT BE MATERIALLY COMPLETE.

         The Company has complied with the Staff's comment.

RECENT SALES OF UNREGISTERED SECURITIES

53. PLEASE PROVIDE THE SPECIFIC DATES FOR EACH OF THE REPORTED ISSUANCES. WE NOTE THAT YOU REFER MERELY TO THE YEAR IN WHICH THE SECURITIES WERE ISSUED. IN ADDITION, FOR SECURITIES ISSUED FOR SERVICES RENDERED, PLEASE DESCRIBE THE SERVICES RECEIVED BY YOU.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the section captioned Recent Sales of Unregistered Securities in the Amended Registration Statement.

Securities and Exchange Commission
October 5, 2006
Page 21


54. FOR EACH TRANSACTION FOR WHICH YOU ARE RELYING ON SECTION 4(2), STATE WHETHER THE PURCHASERS WERE ACCREDITED OR SOPHISTICATED. IF THE LATTER, PLEASE OUTLINE THE ACCESS TO INFORMATION AFFORDED TO THEM. IN THIS REGARD, WE NOTE THAT THE SIXTH PARAGRAPH DOES NOT SUFFICIENTLY SPECIFY EACH PURCHASER OR THE EXEMPTION FROM REGISTRATION RELIED UPON FOR EACH TRANSACTION. FOR EXAMPLE, THE STATEMENT THAT YOU RELIED UPON "ONE OR MORE OF THE EXEMPTIONS FROM REGISTRATION" CONTAINED IN SECTION 4(2) AND IN REGULATION D IS NOT SUFFICIENTLY SPECIFIC. PLEASE REVISE ACCORDINGLY.

         The Company has complied with the Staff's comment and refers the Staff to the revisions to the section captioned Recent Sales of Unregistered Securities in the Amended Registration Statement.

55.      FOR THE  VMDIRECT  DECEMBER  2005  ISSUANCE  TO  CONSULTANTS  AND OTHER
         ADVISERS, PLEASE DISCLOSE THE TOTAL NUMBER OF PARTICIPANTS IN THE TRANSACTION.

         The Company has complied with the Staff's comment.

EXHIBITS

56. CONSISTENT WITH OUR COMMENTS ABOVE, PLEASE ENSURE THAT YOU HAVE FILED ALL OF THE EXHIBITS REQUIRED TO BE FILED, E.G., RELATED PARTY
         AGREEMENTS, LICENSE AGREEMENTS AND/OR MATERIAL AGREEMENTS WITH THIRD-PARTY SUPPLIERS UPON WHICH YOU ARE SUBSTANTIALLY DEPENDENT, INCLUDING INDEPENDENT CONTRACTORS. SEE ITEM 601(B)(10) OF REGULATION S-B. IN THIS REGARD, PLEASE FILE THE PURCHASE AGREEMENT, THE KEATINGS-ELLINS VOTING AGREEMENT AND THE LIST OF SUBSIDIARIES PURSUANT TO PARAGRAPH (B)(21) OF ITEM 601.

         The Company has complied with the Staff's comment. The Company hereby respectfully submits to the Staff that as the Company is not a party to the Voting Agreement among KRM Reverse Merger Fund, LLC, Craig Ellins, Amy Black, The Richard Kall Family Trust and Lizanne Kall, the Company is not required to file such Voting Agreement as an exhibit pursuant to Item 601(b)(10) of Regulation SB.

         The Company further notes that the signatories to the Voting Agreement filed the Voting Agreement as Exhibit 1 to the Schedule 13D filed with the Securities and Exchange Commission on June 27, 2006, and refers the Staff to that filing.

Securities and Exchange Commission
October 5, 2006
Page 22


LEGALITY OPINION

57. COUNSEL MUST OPINE ON THE LEGALITY OF THE SECURITIES UNDER THE LAWS OF THE STATE IN WHICH THE REGISTRANT IS INCORPORATED. PLEASE REVISE THE LEGALITY OPINION TO INDICATE THAT COUNSEL IS OPINING UPON FLORIDA LAW INCLUDING THE STATUTORY PROVISIONS, ALL APPLICABLE PROVISIONS OF THE FLORIDA CONSTITUTION AND REPORTED JUDICIAL DECISIONS INTERPRETING THOSE LAWS.

         The Company has complied with the Staff's comment.

UNDERTAKINGS

58. THE UNDERTAKINGS REQUIRED BY ITEM 512 OF REGULATION S-B HAVE BEEN UPDATED. PLEASE REVISE YOUR DISCLOSURE TO INCLUDE THE UNDERTAKINGS REQUIRED BY ITEM 512(G)(1) OR (2), AS APPLICABLE.

         The Company has complied with the Staff's comment.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

DISCLOSURE CONTROLS AND PROCEDURES

59. YOUR CONCLUSION THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE "TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY THE COMPANY IN REPORTS THAT IT FILES OR SUBMITS UNDER THE 1934 ACT IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS SPECIFIED IN SECURITIES AND EXCHANGE COMMISSION RULES AND FORMS" IS SIGNIFICANTLY MORE LIMITED THAN WHAT IS CALLED FOR UNDER RULE 13A-15(E) AND 15D-15(E) OF THE EXCHANGE ACT. THE RULE REQUIRES, AMONG OTHER MATTERS, THAT THE DISCLOSURE CONTROLS AND PROCEDURES BE DESIGNED TO ENSURE THAT "INFORMATION REQUIRED TO BE DISCLOSED BY AN ISSUER... IS
         ACCUMULATED AND COMMUNICATED TO THE ISSUER'S MANAGEMENT... AS APPROPRIATE TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE." PLEASE CONFIRM, IF TRUE, THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES FOR THE RELEVANT PERIODS MET ALL OF THE REQUIREMENTS OF THIS SECTION. IN ADDITION, PLEASE PROVIDE US WITH A REPRESENTATION THAT, TO THE
         EXTENT THAT YOU PROVIDE A DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES, YOU WILL CONFORM YOUR DISCLOSURE IN FUTURE FILINGS.

         To the knowledge of the Company's current executive management, based on discussions with Kevin R. Keating, the Company's former sole officer and director, the Company's disclosure controls and procedures for the periods addressed in the Company's Form 10-KSB for the year ended December 31, 2004 met all of the requirements of Rule 13a-15(e) and 15d-15(e).

Securities and Exchange Commission
October 5, 2006
Page 23


         The Company represents that, to the extent it provides a definition of disclosure controls and procedures, the Company will conform its disclosure in future filings.

SECTION 302 CERTIFICATION

60. WE NOTE THAT PARAGRAPHS (B) OF THE CERTIFICATION, WHICH ORDINARY REFERS TO THE DESIGN OF THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING, REPEATS NEARLY VERBATIM THE LANGUAGE IN PARAGRAPH (C). WE NOTE THAT BECAUSE YOU ARE NOT AN ACCELERATED FILER, YOU MAY DELETE PARAGRAPH 4(B) OF THE CERTIFICATION ENTIRELY. PLEASE PROVIDE US WITH A REPRESENTATION THAT YOU WILL CONFORM YOUR DISCLOSURE IN FUTURE FILINGS.

         The  Company  represents  that it will  conform its  disclosure  in the
Section 302 certifications filed by the Company's officers to the disclosure required by such certifications in future filings.

FORM 10-OSB FOR THE FISCAL QUARTER ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS STATEMENTS

61. ALTHOUGH YOU INCLUDE THE TITLE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS STATEMENTS" ON PAGE 15, WE WERE ABLE TO LOCATE THE DISCUSSION PURSUANT TO ITEM 303 OF REGULATION S-B. PLEASE ADVISE.

         The Company's discussion in the section captioned Management's Discussion and Analysis of Financial Condition and Results of Operations
Statements includes a discussion that enables the reader to assess material changes in the Company's financial condition and results of operations since the end of the last fiscal year and for the comparable interim period in the preceding year. The Company discusses internal and external sources of liquidity and material commitments for capital expenditures and the expected sources of funds for such expenditures in the subsection captioned Liquidity. The Company also discusses trends that have had or are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations, and the causes of material changes from period to period in the subsection captioned Results of Operations. The Company has also provided disclosure regarding off-balance sheet arrangements in the subsection captioned Off-Balance Sheet Arrangements.

         The Company therefore respectfully submits that it has complied with the requirements of Item 303 of Regulation S-B.

Securities and Exchange Commission
October 5, 2006
Page 24


FORM 8-K FILED JUNE 20, 2006

62. PLEASE AMEND YOUR FORM 8-K TO COVER THE INTERIM PERIOD FROM THE DATE OF THE LAST AUDITED FINANCIAL STATEMENTS TO THE DATE OF DISMISSAL IN REGARDS TO WHETHER THERE WERE ANY DISAGREEMENTS WITH THE FORMER ACCOUNTANT ON ANY MATTER OF ACCOUNTING PRINCIPLES OR PRACTICES, FINANCIAL STATEMENT DISCLOSURE, OR AUDITING SCOPE OR PROCEDURE, WHICH DISAGREEMENT(S), IF NOT RESOLVED TO THE SATISFACTION OF THE FORMER ACCOUNTANT, WOULD HAVE CAUSED IT TO MAKE REFERENCE TO THE SUBJECT MATTER OF THE DISAGREEMENT(S) IN CONNECTION WITH ITS REPORTS. IN THE EVENT OF DISAGREEMENT(S) AND/OR REPORTABLE EVENT(S), PROVIDE THE
         SPECIFIC DISCLOSURES REQUIRED BY ITEM 304(A)(1)(IV) AND (V) OF REGULATION S-B. INCLUDE A LETTER FROM THE FORMER ACCOUNTANTS ADDRESSING THE REVISED DISCLOSURES IN THE AMENDMENT.

         The Company has complied with the Staff's comment. Please see the Amended 8-K.

EXHIBIT 16

63. TO THE EXTENT THAT YOU MAKE CHANGES TO THE FORM 8-K TO COMPLY WITH OUR COMMENTS, PLEASE OBTAIN AND FILE AN UPDATED EXHIBIT 16 LETTER FROM THE FORMER ACCOUNTANTS STATING WHETHER THE ACCOUNTANT AGREES WITH THE STATEMENTS MADE IN YOUR REVISED FORM 8-K.

         The Company has complied with the Staff's comment. Please see the Amended 8-K.


                                     * * *


         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4503.

                                           Sincerely,


                                           /s/ Gregory Akselrud
                                           ----------------------
                                           Gregory Akselrud



cc:      Lorne Walker